UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentence “All of the voting results, together with the speeches of Urs Rohner, outgoing Chairman of the Board of Directors, António Horta-Osório, newly elected Chairman of the Board of Directors and Thomas Gottstein, Chief Executive Officer, are available online at: www.credit-suisse.com/agm.” and the information under the heading “Biographies of the new Chairman and the new members of the Board of Directors”. Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media Release Zurich, April 30, 2021

Shareholders approve all proposals put forward at the Annual General Meeting of Credit Suisse Group AG and elect António Horta-Osório as new Chairman of the Board of Directors

Zurich, April 30, 2021 – The shareholders of Credit Suisse Group AG approved all of the proposals of the Board of Directors at today's Annual General Meeting (AGM) in Zurich. With a majority of 96.4%, António Horta-Osório was elected as a new member and Chairman of the Board of Directors alongside votes in favor of Clare Brady and Blythe Masters as new members of the Board of Directors for a term until the end of the next AGM. The other members of the Board of Directors proposed for re-election were confirmed in office for a term until the end of the next AGM. Furthermore, shareholders approved the distribution of a dividend of CHF 0.10 per share for the financial year 2020 with 50% being paid out of the capital contribution reserves and 50% from retained earnings. In addition, the Annual General Meeting approved the compensation of the Board of Directors and the fixed compensation of the Executive Board for the period from the 2021 AGM to the 2022 AGM and furthermore accepted the 2020 Compensation Report as updated.

At today's Annual General Meeting of Credit Suisse Group AG in Horgen, Zurich, shareholders approved all of the proposals put forward by the Board of Directors. All of the voting results, together with the speeches of Urs Rohner, outgoing Chairman of the Board of Directors, António Horta-Osório, newly elected Chairman of the Board of Directors and Thomas Gottstein, Chief Executive Officer, are available online at: www.credit-suisse.com/agm

António Horta-Osório, newly elected Chairman of the Board of Directors, commented:
“It is my firm ambition and determination, to listen into the organization and to engage in dialogue with all relevant stakeholders in order to get a deep understanding of our strengths and weaknesses. We need to foster a culture that reinforces the importance of risk management, ensures that we have the right incentives in place, including on remuneration, and focuses on personal responsibility and accountability. A culture where every single employee can be proud of what we stand for and how we act. The Board and I will do this together with the management team led by Thomas Gottstein. Thomas has the Board’s confidence and I am looking forward to working with him and the Executive Team. A tough period and hard decisions lay ahead of us. There are no miracle quick fixes nor such things as infallibility. You have my personal commitment that I will work relentlessly with the Board and the management team to take on the challenges that lie ahead of us.”

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Media Release Zurich, April 30, 2021

Election of the members of the Board of Directors and the Compensation Committee

Changes to the Board of Directors
Having served the Board of Directors for the maximum standard term limit of 12 years, of which 10 years as Chairman, Urs Rohner did not stand for re-election. With a majority of 96.4% of the votes represented, shareholders elected António Horta-Osório as a new member and Chairman of the Board of Directors for a term until the end of the next AGM. Additionally, shareholders approved proposals put forward by the Board of Directors for the election of Clare Brady (88.5% of the votes represented) and Blythe Masters (82.8% of the votes represented) as new members of the Board of Directors for a term until the end of the next AGM. The members of the Board of Directors who were standing for re-election were confirmed in office for a further term of one year.

Composition of the Board of Directors as of April 30, 2021
Following the elections to the Board of Directors, Severin Schwan was re-appointed Vice-Chair as well as Lead Independent Director for a term until the end of the next AGM.
The Annual General Meeting re-elected Iris Bohnet, Christian Gellerstad, Michael Klein and Kai S. Nargolwala as members of the Compensation Committee for a term until the end of the next AGM. The Annual General Meeting elected Blythe Masters as a member of the Compensation Committee for a term until the end of the next AGM. Kai S. Nargolwala will continue to serve as Chair of the Compensation Committee during this period.

	Member of the Board since	Governance and Nominations Committee	Audit Committee	Conduct and Financial Crime Control Committee	Compensation Committee	Risk Committee
António Horta-Osório1)	2021	Chair
Iris Bohnet1) 2)	2012				member
Clare Brady	2021		member	member
Christian Gellerstad	2019	member		Chair	member
Michael Klein	2018				member
Shan Li	2019					member
Seraina Macia	2015		member
Blythe Masters	2021				member	member
Richard Meddings1)	2020	member	Chair	member		Chair (a.i.)
Kai S. Nargolwala2)	2013	member		member	Chair	member
Ana Paula Pessoa2)	2018		member	member
Severin Schwan, Vice-Chair and Lead Independent Director	2014	member				member
1)	Member of the Sustainability Advisory Committee
2)	Member of the Innovation and Technology Committee

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Media Release Zurich, April 30, 2021

Approval of the compensation of the Board of Directors and the Executive Board and consultative vote on the 2020 Compensation Report

Approval of the compensation of the Board of Directors and the Executive Board
Shareholders approve, on an annual basis, the compensation of the Board of Directors in a prospective vote for the period until the next ordinary AGM. Shareholders adopted the proposal to approve a maximum amount of compensation for the Board of Directors of CHF 12.0 million for the period from the 2021 AGM until the 2022 AGM with a majority of 82.4% of the votes represented.

Additionally, the shareholders, on an annual basis, approve the compensation of the Executive Board. Compensation may consist of: fixed compensation, short-term variable incentive compensation and long-term variable incentive compensation. As a result of recent significant developments in connection with the US-based hedge fund, the Board of Directors resolved to withdraw its proposals for variable compensation of the Executive Board, comprising short-term incentive compensation and long-term incentive compensation. Shareholders approved a maximum aggregate amount of CHF 31.0 million of fixed compensation for the Executive Board for the period from the 2021 AGM until the 2022 AGM with a majority of 90.6% of the votes represented.

Consultative vote on the 2020 Compensation Report
Consistent with our practice in prior years, the 2020 Compensation Report as updated, which is part of Credit Suisse Group AG’s Annual Report, was presented to shareholders at the AGM for a consultative vote. Shareholders accepted the 2020 Compensation Report as updated, with a majority of 82.4% of the votes represented.

Appropriation of retained earnings and ordinary distribution of dividends payable out of retained earnings and capital contribution reserves

Distribution payable out of capital contribution reserves and retained earnings
As a result of recent significant developments in connection with the US-based hedge fund, the Board of Directors proposed a reduced total dividend of CHF 0.10 gross per registered share for the financial year 2020, which shareholders approved with a majority of 92.3% of the votes represented. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.

The reduced dividend will help to preserve our strong capital positon. Subject to the 2021 financial performance, the Board of Directors would intend to restore the dividend in 2021 before any resumption of share buybacks.

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Media Release Zurich, April 30, 2021

Other elections

Election of the independent auditors
With a majority of 95.7% of the votes represented, shareholders approved the proposal of the re-election of PricewaterhouseCoopers AG, Zurich, as independent auditors for a term of one year.

Further information

Biographies of the new Chairman and the new members of the Board of Directors

António Horta-Osório, born in 1964, is a citizen of both Portugal and the UK. He has been the Group Chief Executive of Lloyds Banking Group, the largest retail and commercial bank in the UK, until his election as Chairman at today’s AGM. António Horta-Osório is a recognized financial services industry leader and has a long and successful career in international banking that spans over thirty years. He started his banking career in 1987 at Citigroup in Portugal, where he became Head of Capital Markets. From 1991 to 1993, he worked in corporate finance at Goldman Sachs in New York and London. In 1993, he joined Grupo Santander, where he held various management functions as Chief Executive Officer, developing and expanding the business successfully in various core countries, including at Banco Santander de Negócios Portugal, Banco Santander Brazil, at which he also held the Chair function, and Banco Santander Totta (Portugal). Following tenures as Executive Vice President of Banco Santander in Spain and Chief Executive Officer of Santander UK/Abbey, he assumed his current role at Lloyds Banking Group in 2011. Furthermore, António Horta-Osório served on the Court of Directors of the Bank of England from 2009 to 2011, in a personal capacity. In addition to his role with Lloyds Banking Group, António Horta-Osório currently serves as a non-executive director at Exor in the Netherlands, at Fundação Champalimaud in Portugal, Sociedade Francisco Manuel dos Santos in Portugal, and Stichting/Enable INPAR in the Netherlands, as well as Chairman of the Board of Trustees of the Wallace Collection in London and Chairman of BIAL, a privately held pharmaceutical company in Portugal. António Horta-Osório holds a degree in management and business administration from the Catholic University of Lisbon, as well as an MBA from INSEAD, and has completed an AMP from Harvard Business School. Following his election to the Board of Directors of Credit Suisse, António Horta-Osório will take up residence in Switzerland.

Clare Brady, born in1963, a British citizen, was Director of Internal Audit at the International Monetary Fund (IMF) from 2014 to 2017, and has been a member of the Audit and Risk Commission of the International Federation of Red Cross and Red Crescent Societies (IFRC) in Switzerland since 2020. In addition, she has been a non-executive member of the Board of Directors of Fidelity Asian Values in the UK since 2019 and a Trustee of The Golden Charter Trust in Scotland since 2020. She is a recognized expert in the areas of audit, compliance, and risk management, and can look back on a successful career spanning more than thirty years. She started her career in 1987 at the National Audit Office in the UK, followed by positions in Internal Audit for the Bank of New York, First National Bank of Chicago, Republic National Bank of New York and then as Chief Auditor for Safra Republic Holdings. In 2000, she assumed the role of Global Head of Compliance in the Private Banking area of HSBC. Thereafter she joined Barclays Capital as Global Head of Internal Audit, and subsequently worked as Head of Internal Audit at the Bank of England until 2005. During the period 2005 to 2009, she was Head of Group Audit for the UK and Asia Pacific at Deutsche Bank, and then Vice President and Auditor General of the World Bank Group until 2013. Clare Brady holds a bachelor’s degree in economics from the London School of Economics and is a Chartered Governance Professional of the Chartered Governance Institute in London. Clare Brady lives in the UK.

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Media Release Zurich, April 30, 2021

Blythe Masters, born in 1969, a British citizen, has been Industry Partner at Motive Partners in the United States since 2019, where she also serves as CEO and board member of Motive Capital Corporation. Motive Capital Corporation is a special purpose acquisition company (SPAC), a nonoperating entity with the purpose of acquiring an existing, operational business. Once such an acquisition has been completed, Blythe Masters will not serve as the CEO of the acquired business. In addition, she is a member of the Board of Directors of A.P. Møller – Maersk, a member of the Board of Directors and Chair of the Audit Committee for the investment and advisory company GCM Grosvenor, and Chair of the Board and member of the Audit Committee at Phunware*, an enterprise mobile platform. She is also a member of the International Advisory Board of Santander Group and a member of the Board of Directors of Open Digital Services in Spain. Blythe Masters possesses considerable managerial experience in the financial services industry, particularly in corporate and investment banking, as well as in the financial technology sector. She started her career in 1991 at J.P. Morgan Chase, where she held various management positions until 2015, including Chief Financial Officer of the Investment Bank, Head of Credit Policy and Strategy and Global Credit Portfolio, Head of Corporate & Investment Bank Regulatory Affairs, and Head of Global Commodities. In 2015, she joined Digital Asset Holdings, an enterprise blockchain company, where she served as CEO until 2018. Blythe Masters holds a B.A. in economics from Trinity College, Cambridge. She lives in the United States.

* On March 24, 2021, Blythe Masters notified Phunware of her resignation from its Board and Audit Committee, effective May 1, 2021. Blythe Masters will continue to serve as a strategic advisor to Phunware.

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Andreas Kern, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com

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Media Release Zurich, April 30, 2021

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 49,090 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important information
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
-
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

-
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

-
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
-	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
-	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;

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Media Release Zurich, April 30, 2021

-	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
-	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
-	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
-	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
-
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

-	the adverse resolution of litigation, regulatory proceedings and other contingencies;
-
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
-	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
-	the potential effects of changes in our legal entity structure;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes instituted by us, our counterparties or competitors;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in Credit Suisse in our 1Q21 Earnings Release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Annina Müller
Annina Müller
Date: April 30, 2021		Vice President